Okeanis Eco Tankers Corp.

c/o OET Chartering Inc.

Ethnarchou Makariou Ave., & 2 D. Falireos St.

185 47 N. Faliro, Greece
Tel. +30 210 480 4200

July 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Okeanis Eco Tankers Corp.

Draft Registration Statement on Form 20-F

Confidentially Submitted July 26, 2023

Ladies and Gentlemen:

The undersigned registrant, a Marshall Islands corporation (the “Issuer”), is confidentially submitting to the Securities and Exchange Commission, on the date hereof, a draft Registration Statement on Form 20-F (the “Draft Registration Statement”) pursuant to the guidance on the confidential submission of such draft registration statements.

In accordance with that guidance, the Issuer hereby confirms that it will file publicly its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange.

Should you have any questions regarding this request, please do not hesitate to contact Steven Hollander at (212) 922-2252 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

OKEANIS ECO TANKERS CORP.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer